SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                     Worldtalk Communications Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)
                                   98155G101
                                (CUSIP Number)

                              Peter K. Hilal, MD
                         c/o Hilal Capital Management
                        60 East 42nd Street, Suite 1946
                              New York, NY  10165
                         (Name, address, and telephone
                         number of person authorized to
                       receive notices and communications)

                                July 19, 1999
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                           (Page 1 of 70 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155G101                 13D                    Page 2 of 70 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital QP, LP
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
                ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 683,500
OWNED BY
                ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
                ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 683,500
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 683,500
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                4.3%
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101                 13D                    Page 3 of 70 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital, LP
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
                ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 268,000
OWNED BY
                ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
                ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 268,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 268,000
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.7%
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101                 13D                    Page 4 of 70 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital Associates LLC
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
                ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               1,792,000
OWNED BY
                ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
                ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               1,792,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               1,792,000
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 11.3%
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101                 13D                    Page 5 of 70 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital Partners LLC
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            AF
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
                ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,743,500
OWNED BY
                ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
                ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,743,500
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,743,500
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                17.3%
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101                 13D                    Page 6 of 70 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Hilal Capital Management LLC
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            AF
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
                ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,906,500
OWNED BY
                ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
                ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,906,500
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,906,500
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                12.0%
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101                 13D                    Page 7 of 70 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Peter K. Hilal, M.D.
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            AF
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES
                ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,650,000
OWNED BY
                ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING
                ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,650,000
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 4,650,000
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                29.3%
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101                 13D                    Page 8 of 70 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Philip Hilal
----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
----------------------------------------------------------------------------
     (3)    SEC USE ONLY
----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            PF
----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                150,000
SHARES
                ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY
                ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                150,000
REPORTING
                ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 150,000
----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                .9%
----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98155G101                 13D                    Page 9 of 70 Pages

Item 1.     Security and Issuer.

     This statement relates to shares of common stock, par value $0.01 (the "Common Stock") of Worldtalk Communications Corporations (the "Company") and warrants issued by the Company that entitle the holder to purchase Common Stock (the "Warrants"). The Company's principal executive offices are located at 5155 Old Ironsides Drive, Santa Clara, CA 95054.

Item 2.     Identity and Background.

     (a)  This statement is filed by:

              (i) Hilal Capital QP, LP ("HCQP"), a Delaware limited partnership, with respect to the shares of Common Stock and Warrants owned by it; (ii) Hilal Capital, LP ("HCLP"), a Delaware limited partnership, with respect to the shares of Common Stock and Warrants owned by it; (iii) Hilal Capital Associates LLC ("HCA"), a Delaware limited liability company, with respect to the shares of Common Stock and Warrants owned by it; (iv) Hilal Capital Partners, LLC ("HCP"), a Delaware limited liability company, with respect to the shares of Common Stock and Warrants directly owned by HCQP, HCLP and HCA; (v) Hilal Capital Management LLC ("HCM"), a Delaware limited liability company, with respect to the shares of Common Stock and Warrants directly owned by Hilal Capital International ("HCI"), a Cayman Islands company, and shares of Common Stock and Warrants held in another discretionary account ("the Account"); (vi) Peter K. Hilal, M.D. ("Dr. Hilal"), with respect to the shares of Common Stock directly owned by HCQP, HCLP, HCA, HCI and the Account; and
              (vii) Philip Hilal ("Mr. Hilal"), with respect to the shares of Common Stock and Warrants directly owned by him.

                     The general partner of HCQP and HCLP is HCP.  The managing member of HCA is HCP. HCM serves as investment manager to HCI and the Account. Dr. Hilal serves as managing member to HCP and HCM.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the business office of each of the Reporting Persons (with the exception of Mr. Hilal) is 60 East 42nd Street, Suite 1946, New York, New York 10165. The address of the business office of Mr. Hilal is Goldman Sachs & Co., 85 Broad Street, New York, NY 10004. Mr. Hilal is investing in these securities for his own account, and not for the account of, or at the direction of, Goldman, Sachs & Co., which has no involvement in his investment.

No. 98155G101                 13D                    Page 10 of 70 Pages

      (c) The principal business of HCQP, HCLP and HCA is that of a private investment firm engaging in the purchase and sale of securities for investment for its own account. The principal business of HCP is serving as general partner to HCQP, HCLP and HCA.

The principal business of HCM is that of an investment adviser engaging in the purchase and sale of securities for investment on behalf of HCI and the Account. The principal occupation of Dr. Hilal is serving as the Managing Member of HCP and HCM. The principal occupation of Mr. Hilal is as a financial analyst.

      (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) HCQP and HCLP are limited partnerships organized under the laws of the State of Delaware. HCA, HCP and HCM are limited liability companies organized under the laws of the State of Delaware. Dr. Hilal and Mr. Hilal are United States citizens.

Item 3.     Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the shares of Common Stock and Warrants directly owned by HCQP is $1,387,583; HCA is $3,584,000; HCLP is $544,576; HCI is $1,869,303; the Account is $2,000,303 and
Mr. Hilal is $300,000. Neither HCP, HCM nor Dr. Hilal owns directly any shares of Common Stock.

       The shares of Common Stock and Warrants purchased by HCQP, HCLP and HCA were purchased with the investment capital of these entities. The shares of Common Stock and Warrants purchased on behalf of HCI and the Account were purchased with their investment capital. The shares of Common Stock and Warrants purchased by Mr. Hilal were purchased with his personal investment capital.

Item 4.     Purpose of the Transaction.

     The Reporting Persons acquired the shares of Common Stock and Warrants for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

No. 98155G101                 13D                    Page 11 of 70 Pages

     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or Warrants or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock or Warrants. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

     Pursuant to rights granted to the Reporting Persons in the Securities Purchase Agreement filed as Exhibit 2 hereto, Paul Hilal was appointed to the Company's Board of Directors. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of shares of Common Stock and Warrants reported beneficially owned by each person herein is based upon the 14,280,500 shares of Common Stock issued and outstanding as of July 19, 1999 as reflected in the Company's Form 8K filed as of such date, and also includes the 1,583,333
            Warrants issued to the Reporting Persons in connection with the acquisition by the Reporting Persons of the Common Stock from the Company on July 19, 1999 for a total number of 15,863,833 shares issued and outstanding.

            As of the close of business on July 29, 1999:

            (i) HCQP owns beneficially 459,667 shares of Common Stock and 223,833 Warrants, for a total of 683,500 shares, constituting approximately 4.3% of the shares outstanding.

            (ii) HCLP owns beneficially 180,333 shares of Common Stock and 87,667 Warrants, for a total of 268,000 shares, constituting approximately 1.7% of the shares outstanding.

            (iii) HCA owns beneficially 1,194,667 shares of Common Stock and 597,333 Warrants, for a total of 1,792,000 shares, constituting approximately 11.3% of the shares outstanding.

            (iv) HCP owns directly no shares of Common Stock or Warrants. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), HCP may be deemed to own beneficially the 1,834,667 shares of Common Stock and 908,833 Warrants held by HCQP, HCLP and HCA, for a total of 2,743,500 Shares constituting approximately 17.3% of the Shares outstanding.

No. 98155G101                 13D                    Page 12 of 70 Pages

          (v) HCM owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, it may be deemed to beneficially own the 619,167 shares of Common Stock and 301,333 Warrants beneficially owned by HCI and the 662,833 shares of Common Stock and 323,167 Warrants beneficially owned by the Account. When the Shares beneficially owned by HCI and the Account are aggregated they total 1,282,000 shares of Common Stock and 624,500 Warrants, totaling 1,906,500 shares, constituting approximately 12.0% of the Shares outstanding.

          (vi) Dr. Hilal owns directly no Shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, he may be deemed to own beneficially the 459,667 shares of Common Stock and 223,833 Warrants owned by HCQP; the 180,333 shares of Common Stock and 87,667 Warrants owned by HCLP; the 1,194,667 shares of Common Stock and 597,333 Warrants owned by HCA; the 619,167 shares of Common Stock and 301,333 Warrants owned by HCI, and the 662,833 shares of Common Stock and 323,167 Warrants owned by the Account. When the shares of Common Stock and Warrants beneficially owned by HCQP, HCLP, HCA, HCI and the Account are aggregated, they total 3,166,667 shares of Common Stock and 1,533,333 Warrants, totaling 4,650,000 Shares or approximately 29.3% of the shares outstanding.

          (vii) Mr. Hilal owns beneficially 100,000 shares of Common Stock and 50,000 Warrants, totaling 150,000 shares or constituting approximately 0.9% of the Shares outstanding.

          (viii) In the aggregate, the Reporting Persons beneficially own 3,216,667 shares of Common Stock, and 1,583,333 Warrants, for a total of 4,800,000 shares, constituting 30.3% of the shares outstanding.

     (b) HCQP and HCLP have the power to dispose of and the power to vote the shares of Common Stock and Warrants beneficially owned by them, which power may be exercised by their general partner, HCP, or HCP's managing member, Dr. Hilal. HCA has the power to dispose of and the power to vote the Shares of Common Stock and the Warrants beneficially owned by it, which power may be exercised by its managing member, HCP, or HCP's managing member, Dr. Hilal. Each of HCI and the Account is a party to an investment management agreement with HCM pursuant to which HCM has investment authority with respect to securities held in such an account. Such authority includes the power to dispose of and the power to vote securities held in such accounts. Such power may be exercised by HCM's managing member, Dr. Hilal. Dr. Hilal, as the managing member of HCM and HCP, has shared power to dispose of and shared power to vote the Common Stock and warrants held by other Reporting Persons.

     (c) The trading dates, number of shares of Common Stock and Warrants purchased or sold and price per share for all transactions in the Common Stock and Warrants from the 60th day prior to July 19, 1999 until July 29, 1999 by HCQP, HCLP, HCA, HCM (on behalf of HCI and the Account) and Mr. Hilal are set forth in Schedules A,B,C,D and E, respectively.

CUSIP No. 98155G101                 13D                    Page 13 of 70 Pages

     (d) No person other than each respective record owner of shares of Common Stock or Warrants referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

     (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, the Securities Purchase Agreement attached as Exhibit 2 hereto, and the Form of Warrant attached as Exhibit 3 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Exhibit 2 contains the Securities Purchase Agreement utilized for the purchase of the securities described in this filing.

Exhibit 3 contains the Form of Warrant utilized for the Warrants issued in this transaction.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  July 29, 1999
                                    /s/
                                    Dr. Peter K. Hilal, individually, and as
                                    managing member of Hilal Capital Partners
                                    LLC, on behalf of itself and on behalf
                                    of Hilal Capital, LP and Hilal Capital,
                                    QP, LP as the general partner thereof and
                                    on behalf of Hilal Capital Associates LLC
                                    as the managing member thereof, and as
                                    managing member of Hilal Capital
                                    Management LLC, on behalf of itself.


                                    /s/ Philip Hilal

CUSIP No. 98155G101                 13D                    Page 14 of 70 Pages

                               Schedule A

                          HILAL CAPITAL QP, LP


                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


5/24/99                             1,200                    $3.75
5/28/99                            10,800                    $3.6892
7/19/99                           447,667                    $3.00



Number of Warrants
Exercisable to
Purchase Common Stock
Purchased/(Sold)               Exercise Price          Expiration Date

223,833                            $7.00                 July 7, 2006

CUSIP No. 98155G101                 13D                    Page 15 of 70 Pages

                                  Schedule B

                               HILAL CAPITAL, LP


                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


5/24/99                               500                    $3.75
5/28/99                             4,500                    $3.6892
7/19/99                           175,333                    $3.00



Number of Warrants
Exercisable to
Purchase Common Stock
Purchased/(Sold)                Exercise Price           Expiration Date

87,667                              $7.00                  July 7, 2006

CUSIP No. 98155G101                 13D                    Page 16 of 70 Pages

                                  Schedule C

                        HILAL CAPITAL ASSOCIATES, LLC


                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)

7/19/99                          1,194,667                   $3.00

Number of Warrants
Exercisable to
Purchase Common Stock
Purchased/(Sold)               Exercise Price           Expiration Date

597,333                            $7.00                  July 7, 2006

CUSIP No. 98155G101                 13D                    Page 17 of 70 Pages

                                  Schedule D

                         HILAL CAPITAL MANAGEMENT LLC


                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction      Client        Purchased/(Sold)         if any)


5/24/99          Account            1,650                    $3.75
5/28/99          Account           14,850                    $3.6892
7/19/99          Account          646,333                    $3.00

5/24/99            HCI              1,650                    $3.75
5/28/99            HCI             14,850                    $3.6892
7/19/99            HCI            602,667                    $3.00


            Number of Warrants
            Exercisable to
            Purchase Common Stock
Client      Purchased/(Sold)           Exercise Price       Expiration Date

Account          323,167                    $7.00             July 7, 2006

HCI              301,333                    $7.00             July 7, 2006

CUSIP No. 98155G101                 13D                    Page 18 of 70 Pages

                                  Schedule E

                                 PHILIP HILAL


                                                      Price Per Share
Date of                      Number of Shares         (including commissions,
Transaction                  Purchased/(Sold)         if any)

7/19/99                          100,000                    $3.00

Number of Warrants
Exercisable to
Purchase Common Stock
Purchased/(Sold)              Exercise Price           Expiration Date

50,000                            $7.00                 July 7, 2006

CUSIP No. 98155G101                 13D                    Page 19 of 70 Pages

                                 EXHIBIT 1

                       JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  July 29, 1999

                                    /s/
                                    Dr. Peter K. Hilal, individually, and as
                                    managing member of Hilal Capital Partners
                                    LLC, on behalf of itself and on behalf
                                    of Hilal Capital, LP and Hilal Capital,
                                    QP, LP as the general partner thereof and
                                    on behalf of Hilal Capital Associates LLC
                                    as the managing member thereof, and as
                                    managing member of Hilal Capital
                                    Management LLC, on behalf of itself.


                                    /s/ Philip Hilal

CUSIP No. 98155G101                 13D                    Page 20 of 70 Pages

                                   EXHIBIT 2
                         SECURITIES PURCHASE AGREEMENT

          SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of July 7, 1999, by and among Worldtalk Communications Corporation, a Delaware corporation, with headquarters located at 5155 Old Ironsides Drive, Santa Clara, California 95054 (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

           WHEREAS:

           A. The Company and the Buyers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act");

           B. The Company has authorized the issuance of between $5 million and $10 million of the Company's common stock, $.01 par value per share (the "Common Stock") at a purchase price of $3 per share, in the amount designated by Hilal Capital Management LLC ("Hilal") on the date of the Initial Closing (as defined below) (which amount at the Initial Closing shall not be less than $5 million) and the Second Closing (as defined below);

           C. The Company has authorized the issuance of Common Stock Purchase Warrants (the "Warrants"), in the form attached hereto as Exhibit B,
                                                                   ---------
to acquire shares of Common Stock (such shares of Common Stock issued upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares", and together with Common Stock purchased hereunder and the Warrants, the "Securities");

           D. The Buyers (which term as used herein shall include those persons designated by Hilal to purchase Common Stock at the Second Closing, who became a party to this Agreement by executing the signature page and whose names and purchase amounts shall be added to the Schedule of Buyers at the Second Closing) wish to purchase, upon the terms and conditions stated in this Agreement, an aggregate of between $5 million and $10 million of Common Stock (as determined by Hilal) in the respective amounts set forth opposite each Buyer's name on the Schedule of Buyers; and to receive, in consideration for such purchase, the Warrants who became a party to this Agreement by executing the signature page to purchase an additional number of shares of Common Stock equal to one-half the number of shares of Common Stock that the Buyers purchase, subject to adjustment as provided in the Warrants; and

           E. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement in the form attached hereto as Exhibit C
                                                ---------
(the "Registration Rights Agreement") pursuant to which the Company has agreed to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

CUSIP No. 98155G101                 13D                    Page 21 of 70 Pages

           NOW, THEREFORE, the Company and the Buyers hereby agree as follows.

           1.  INITIAL PURCHASE AND SALE OF COMMON STOCK.
               -----------------------------------------

               a.  Initial Purchase of Common Stock.  Subject to the
                   --------------------------------
satisfaction (or waiver) of the conditions set forth in Sections 7 and 8 below, the Company shall issue and sell to the Buyers and the Buyers shall purchase from the Company an aggregate of not less than $5 million and not more than $10 million of Common Stock (the "Initial Purchase Price") in the respective amounts as are set forth opposite each Buyer's name on the Schedule of Buyers at an initial closing (the "Initial Closing"). The per share purchase price (the "Purchase Price") of the Common Stock shall be $3.00. On the Initial Closing Date (as defined below) the Company shall deliver to each Buyer a stock certificate representing the number of shares which such Buyer is then purchasing (as indicated opposite such Buyer's name on the Schedule of Buyers), duly executed on behalf of the Company and registered in the name of such Buyer or its designee (the "Stock Certificates").

               b.  Initial Closing Date.  The date and time of the
                   --------------------
Initial Closing (the "Initial Closing Date") shall be 5:00 p.m. Eastern Standard Time on July 7, 1999, subject to notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 7 and 8 below (or such later date as is mutually agreed to by the Company and Hilal). The Initial Closing shall occur on the Initial Closing Date at the offices of Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022. Notwithstanding the foregoing, if on the Initial Closing Date all of the conditions set forth in Sections 7 and 8 are satisfied except for the condition in Section 8(b), such closing shall be made into escrow pursuant to the terms of Escrow Agreement annexed as Exhibit D (the "Escrow Agreement")
                                         ---------
and other appropriate escrow documents, pending satisfaction of such remaining condition not later than July 14, 1999 (or such later date as is mutually agreed to by the Company and Hilal). In the event of such escrow closing, the Initial Closing (and the sale of the securities) shall not be deemed to have been completed unless and until the condition in Section 8(b) is satisfied in accordance with the terms hereof and of the Escrow Agreement, but if such condition is timely satisfied, the Initial Closing Date shall be deemed the date of deposit into escrow.

               c.  Form of Payment.  On the Initial Closing Date
                   ---------------
(subject to escrow, if applicable), each Buyer shall pay the Purchase Price to State Street for the Common Stock to be issued and sold to such Buyer at the Initial Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions provided in writing to the Buyers at least two days prior to the Initial Closing Date.

CUSIP No. 98155G101                 13D                    Page 22 of 70 Pages

               d.  Warrants.  In consideration of the purchase of the
                   --------
Common Stock, the Company shall on the Initial Closing Date (subject to escrow, if applicable) issue and deliver to each Buyer, Warrants to purchase an additional number of shares of Common Stock equal to one-half the number of shares of Common Stock that the Buyer purchases at the Initial Closing.

           2.  SECOND PURCHASE AND SALE OF COMMON STOCK.
               ----------------------------------------

               a.  Second Purchase of Common Stock.  If so elected by
                   -------------------------------
Hilal in its sole discretion, and subject to the satisfaction (or waiver) of the conditions set forth in Sections 7 and 8 below, the Company shall issue and sell to such additional Buyers as may be designated by Hilal and such Buyers shall purchase from the Company at a second closing (the "Second Closing" and, together with the Initial Closing, the "Closings") additional shares of Common Stock, at the Purchase Price, provided that the aggregate amount of Common Stock so purchased shall not be more than the difference between $10 million and the aggregate purchase price of Common Stock purchased at the Initial Closing. On the Second Closing Date (as defined below) the Company shall deliver to each such Buyer a stock certificate representing the number of shares that such Buyer is then purchasing (as indicated opposite such Buyer's name on the Schedule of Buyers, as amended), duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

               b.  Second Closing Date.  The date and time of the Second
                   -------------------
Closing (the "Second Closing Date" and, together with the Initial Closing Date, the "Closing Dates") shall be 10:00 a.m. Eastern Standard Time on the fifth business day following the later of July 7, 1999 or, if applicable, the release of the escrow closing upon timely satisfaction of the condition in
Section 8(b), but not later than July 21, 1999, subject to the continuing satisfaction (or waiver) of the conditions set forth in Sections 7 and 8 below (or such later date as is mutually agreed to by the Company and Hilal). The Second Closing shall occur on the Second Closing Date at the offices of Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022. Notwithstanding the foregoing, if on the Second Closing Date all of the conditions set forth in Sections 7 and 8 are satisfied except for the condition in Section 8(b), such closing shall be made into escrow pursuant to the Escrow Agreement and other appropriate escrow documents, pending satisfaction of such remaining condition not later than July 14, 1999 (or such later date as is mutually agreed to by the Company and Hilal). In the event of such escrow closing, the Second Closing (and the sale of the securities) shall not be deemed to have been completed unless and until the condition in
Section 8(b) is satisfied in accordance with the terms hereof and of the Escrow Agreement, but if such condition is timely satisfied, the Second Closing Date shall be deemed the date of deposit into escrow.

CUSIP No. 98155G101                 13D                    Page 23 of 70 Pages

               c.  Form of Payment.  On the Second Closing Date (subject
                   ---------------
to escrow, if applicable), each Buyer at the Second Closing shall pay the Company the Purchase Price for the Common Stock to be issued and sold to such Buyer at the Second Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions provided in writing to Hilal at least two days prior to the Second Closing Date.

               d.  Warrants.  In consideration of the purchase of the
                   --------
additional Common Stock, the Company shall on the Second Closing Date (subject to escrow, if applicable), issue and deliver to each Buyer at the Second Closing, Warrants to purchase an additional number of shares of Common Stock equal to one-half the number of shares of Common Stock that such Buyer purchases at the Second Closing.

           3.  BUYER'S REPRESENTATIONS AND WARRANTIES.
               --------------------------------------

               Each Buyer (including each Buyer purchasing at the Second Closing) represents and warrants with respect to only itself that:

               a.  Investment Purpose.  Such Buyer (i) is purchasing the
                   ------------------
Common Stock and the Warrants and (ii) upon exercise of the Warrants, will acquire the Warrant Shares then issuable for its own account for investment only and not with a present view towards, or for resale in connection with, the public sale or distribution thereof; provided, however, that by making the representations herein, such Buyer does not agree to hold any Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

               b.  Accredited Investor Status.  Such Buyer is an
                   --------------------------
"accredited investor" as that term is defined in Rule 501(a) of Regulation D.

               c.  Reliance on Exemptions.  Such Buyer understands that
                   ----------------------
the Common Stock and Warrants are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Common Stock and the Warrants.

CUSIP No. 98155G101                 13D                    Page 24 of 70 Pages

               d.  Information.  Such Buyer and its advisors, if any,
                   -----------
have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Common Stock and the Warrants which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained in Section 3 below.

               e.  No Governmental Review.  Such Buyer understands that
                   ----------------------
no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

               f.  Transfer or Resale.  Such Buyer understands that
                   ------------------
except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such securities can be sold, assigned or transferred pursuant to Rule 144 promulgated under the 1933 Act (or a successor rule thereto) ("Rule 144"); (ii) any sale of such securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933
Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

               g.  Legends.  Such Buyer understands that the
                   -------
certificates or other instruments representing the Securities, and, until such time as the sale of the Securities have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the certificates or other documents representing the Securities, except as set forth below, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other documents):

CUSIP No. 98155G101                 13D                    Page 25 of 70 Pages

      THE SECURITIES REPRESENTED BY THIS [CERTIFICATE] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
      OR APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF
      SUCH ACT AND SUCH LAWS.

      The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of any Securities upon which it is stamped, if (i) any such Securities are registered for sale under the 1933 Act, (ii) in connection with a sale transaction, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of any of the Securities may be made without registration under the 1933 Act, or (iii) any of the Securities can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold. Each Buyer acknowledges, covenants and agrees to sell any of the Securities from which the legend has been removed only pursuant to (i) a registration statement effective under the 1933 Act, or (ii) advice of counsel that such sale is exempt from registration required by Section 5 of the 1933 Act. In the event the above legend is removed from any of the Securities, the Company may, upon reasonable advance notice to the holder, require that the above legend be placed on any of the Securities that cannot then be sold pursuant to an effective registration statement or Rule 144(k) under the 1933 Act (or any successor rule thereto).

               h.  Authorization; Enforcement.  This Agreement, the
                   --------------------------
Warrant and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

               i.  Residency.  Such Buyer is a resident of the United
                   ---------
States of America.

           4.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
               ---------------------------------------------

               The Company represents and warrants to each of the Buyers, except as disclosed in the letter from the Company to the Buyers of even date herewith containing certain disclosures (the "Disclosure Letter"), that:

CUSIP No. 98155G101                 13D                    Page 26 of 70 Pages

               a.  Organization and Qualification.  The Company and its
                   ------------------------------
sole subsidiary, Deming Software, Inc., are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiary is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. "Material Adverse Effect" means any material adverse effect on (i) the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiary, taken as a whole, or (ii) on the ability of the Company to perform its obligations hereunder or under the agreements or instruments to be entered into or filed in connection herewith, or under the Securities.

               b.  Authorization; Enforcement; Compliance with Other
                   -------------------------------------------------
Instruments.  (i) The Company has the requisite corporate power and
-----------
authority to enter into and perform its obligations under this Agreement, the Warrant and the Registration Rights Agreement (collectively, the "Closing Agreements"), to issue and sell the Common Stock in accordance with the terms hereof, and to issue the Warrant Shares upon the exercise of the Warrants, in accordance with the terms and conditions of the Warrants, (ii) the execution and delivery of the Closing Agreements by the Company and the consummation by it of the transactions described herein and therein, including, without limitation, the issuance of the Common Stock and the Warrants and the reservation for issuance and the issuance of the Warrant Shares upon exercise of the Warrants have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders under the Delaware General Corporation Law, the Company's Certificate of Incorporation or otherwise, and, (iii) the Closing Agreements have been duly executed and delivered by the Company, and constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

               c.  Capitalization and Indebtedness.  As of the date
                   -------------------------------
hereof, the authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, of which as of the date hereof 10,947,188 shares are issued and outstanding, and 6,500,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"), none of which as of the date hereof are issued or outstanding. All of the outstanding shares of Common Stock have been validly issued and are fully paid and nonassessable. No shares of Common Stock or Preferred Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances created or agreed to by the Company. As of the date hereof, (i) there are no outstanding options, warrants, scrip,

CUSIP No. 98155G101                 13D                    Page 27 of 70 Pages

rights to subscribe to, calls or commitments issued by the Company of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or its subsidiary, or contracts, commitments, understandings or arrangements by which the Company or its subsidiary is or may become bound to issue additional shares of capital stock of the Company or its subsidiary or to issue options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or its subsidiary, (ii) there are no outstanding debt securities, notes, credit agreements, or other agreements, documents or instruments evidencing indebtedness for borrowed money in excess of $250,000 of the Company or its subsidiary or by which the Company or subsidiary is or may become bound and (iii) there are no agreements or arrangements under which the Company or its subsidiary is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement) or which conflict in any way with the Registration Rights Agreement. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of any of the Securities as described in this Agreement. The Company has furnished to the Buyer true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

               d.  Issuance of Securities.  The Securities are duly
                   ----------------------
authorized and, upon issuance in accordance with the terms hereof and the Warrants, as the case may be, shall be validly issued, fully paid and non-assessable, free from all taxes, liens and charges with respect to the issue thereof, and are not and shall not be (except to Buyers), as the case may be, subject to preemptive rights or other similar rights of stockholders of the Company. The maximum number of shares of Common Stock issuable pursuant to this Agreement, including those issuable upon exercise of the Warrants as currently in effect, have been duly authorized and reserved for issuance.

               e.  No Conflicts.  The execution, delivery and
                   ------------
performance of the Closing Agreements by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Securities) do not (i) result in a violation of the Certificate of Incorporation or By-laws or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or its subsidiary is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the principal market or exchange on which the Common Stock is traded or listed) of any governmental entity applicable to the Company or its subsidiary or by which any property or asset of the Company or its subsidiary

CUSIP No. 98155G101                 13D                    Page 28 of 70 Pages

is bound or named as a party, the violation of, breach of or conflict with which reasonably could be expected to have a Material Adverse Effect. Neither the Company nor its subsidiary is in violation of any term of or in default under its Certificate of Incorporation or By-laws or its organizational charter or by-laws, respectively, or in material violation of any term of or in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiary. The business of the Company and its subsidiary is not being conducted in violation of any law, ordinance or regulation of any governmental entity, which violation reasonably could be expected to have a Material Adverse Effect. Except as specifically described in the Closing Agreements and as required under the 1933 Act and applicable State securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or NASDAQ in order for it to execute, deliver or perform any of its obligations under any of the Closing Agreements in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations that the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. Upon consummation of the Initial Closing, the Company will not be in violation of the listing requirements of the NASDAQ National Market and does not reasonably anticipate that the Common Stock will be delisted by the NASDAQ National Market in the foreseeable future. The Company and its subsidiary are unaware of any facts or circumstances which might give rise to any of the foregoing.

               f.  SEC Documents; Financial Statements.  Since the
                   -----------------------------------
Company's initial public offering, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). The Company (i) has delivered or made available to each Buyer or its representative true and complete copies of the SEC Documents as each Buyer or its representative has requested from the Company and (ii) agrees to deliver or make available to each Buyer or its representative true and complete copies of any additional SEC Documents, upon request. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied during the periods involved (except (i) as

CUSIP No. 98155G101                 13D                    Page 29 of 70 Pages

may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to any Buyer which is not included in the SEC Documents, including, without limitation, information referred to in Section 3(d) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are or were made, not misleading.

               g.  Absence of Certain Changes.  Except as expressly
                   --------------------------
disclosed in SEC Documents filed after December 31, 1998 and prior to the date hereof, since December 31, 1998, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise) or results of operations or prospects of the Company and its subsidiary taken as a whole, it being agreed that if the Company has sales of at least $2.5 million and an operating loss not exceeding $2 million for its second 1999 fiscal quarter, such level of sales as net loss shall not be deemed to constitute a material adverse change. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its subsidiary have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

               h.  Absence of Litigation.  There is no action, suit,
                   ---------------------
proceeding, inquiry or investigation before or by any court, government agency or body pending or, to the knowledge of the Company or its subsidiary, threatened against or affecting the Company or its subsidiary or their respective directors or officers, or the Common Stock, wherein an unfavorable decision, ruling or finding, individually or in the aggregate, reasonably could be expected to have a Material Adverse Effect. The Disclosure Letter contains a complete list and summary description of any pending, or to the knowledge of the Company, threatened proceeding against or affecting the Company or its subsidiary, without regard to whether it could have a Material Adverse Effect.

               i.  Acknowledgment Regarding Buyers' Purchase of the
                   ------------------------------------------------
Securities.  The Company acknowledges and agrees that each of the Buyers is
----------
acting solely in the capacity of arm's length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that each Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any of the Buyers or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to

CUSIP No. 98155G101                 13D                    Page 30 of 70 Pages

each Buyer that the Company's decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

               j.  No General Solicitation.  Neither the Company, nor
                   -----------------------
any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of any of the Securities offered hereby.

               k.  No Integrated Offering.  Neither the Company, nor any
                   ----------------------
person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the National Association of Securities Dealers Automated Quotation system ("NASDAQ").

               l.  Employment Matters; ERISA Matters.  The Company and
                   ---------------------------------
its subsidiary are in compliance with all federal, state, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours except where failure to be in compliance would not have a Material Adverse Effect. To the Company's knowledge, there are no pending investigations involving the Company or its subsidiary by the U.S. Department of Labor or any other governmental agency responsible for the enforcement of such federal, state, local or foreign laws and regulations. To the Company's knowledge, there is no unfair labor practice charge or complaint against the Company or its subsidiary pending before the National Labor Relations Board or any strike, picketing, boycott, dispute, slowdown or stoppage pending or threatened against the Company or its subsidiary. No collective bargaining agreement or modification thereof is currently being negotiated by the Company or its subsidiary. No grievance or arbitration proceeding is pending under any expired or existing collective bargaining agreements of the Company or its subsidiary. No material labor dispute with the employees of the Company or its subsidiary exists or, to the knowledge of the Company, is imminent.

               m.  Intellectual Property Rights.  The Company and its
                   ----------------------------
subsidiary own or possess the requisite rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights currently used and necessary to conduct their respective businesses (collectively, "Intellectual Property Rights"). None of the Intellectual Property Rights or other intellectual property rights are expected to expire or terminate in the near future to the extent such expiration or termination could reasonably be

CUSIP No. 98155G101                 13D                    Page 31 of 70 Pages

expected to have a Material Adverse Effect. The Company does not have any knowledge of any event, fact or circumstance relating to (i) any infringement by the Company or its subsidiary of any trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets or other similar rights of others, or (ii) any person or entity now infringing any Intellectual Property Rights or other similar rights owned or used by the Company or its subsidiary and, to the Company's knowledge, there is no claim, action or proceeding being made or brought against, or being threatened against, the Company or its subsidiary regarding any trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets or other similar rights of others, or any person or entity now infringing any Intellectual Property Rights or other similar rights; and the Company and its subsidiary are unaware of any facts or circumstances which could reasonably be expected to give rise to any of the foregoing. The Company and its subsidiary have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

               n.  Environmental Laws.  (i) The Company and its
                   ------------------
subsidiary (A) are in material compliance with any and all Environmental Laws,
(B) have received all material permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (C) are in material compliance with all terms and conditions of any such permit, license or approval. With respect to the Company and/or its subsidiary (A) there are no past or present releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations attributable to such entity which may give rise to any common law environmental liability or any liability under any Environmental Law by such entity and (B) neither the Company nor its subsidiary has received any currently effective notice with respect to the foregoing, nor is any action pending or to the Company's knowledge, threatened in connection with the foregoing. The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

                   (ii) Other than those that are or were stored, used or disposed of in compliance with applicable law or those not attributable to the acts or omissions of the Company or its subsidiary, no Hazardous Materials are contained on or about any real property currently owned, leased or used by the

CUSIP No. 98155G101                 13D                    Page 32 of 70 Pages

Company or its subsidiary, and no Hazardous Materials were released on or about any real property previously owned, leased or used by the Company or its subsidiary during the period the property was owned, leased or used by the Company or its subsidiary.

                   (iii) There are no underground storage tanks on or under any real property owned, leased or used by the Company or its subsidiary that are not in compliance with applicable Environmental Laws.

               o.  Title.  The Company and its subsidiary have good and
                   -----
marketable title in fee simple to all real property and good and marketable title to all personal property owned by them that is material to the business of the Company and its subsidiary, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiary. Any real property and facilities held under lease by the Company and its subsidiary are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not materially interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiary.

               p.  Insurance.  The Company and its subsidiary are
                   ---------
insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as is prudent and customary in the businesses in which the Company and its subsidiary are engaged. Neither the Company nor such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not individually or in the aggregate have a Material Adverse Effect.

               q.  Regulatory Permits; Compliance.  The Company and its
                   ------------------------------
subsidiary possess all franchises, grants, authorizations, licenses permits, easements, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to conduct their respective businesses as currently being conducted (collectively, the "Company Permits"). There is no action pending, or to the knowledge of the Company, threatened regarding the suspension or cancellation of any of the Company Permits. Neither the Company nor its subsidiary is in default or violation of any of the Company Permits. Neither the Company nor its subsidiary has received any currently effective notification with respect to its possible default or violation of applicable laws.

               r.  Internal Accounting Controls.  The Company and its
                   ----------------------------
subsidiary maintain a system of internal accounting controls sufficient, in the judgment of the Company's board of directors, to provide reasonable assurance that (i) transactions are executed in accordance with management's

CUSIP No. 98155G101                 13D                    Page 33 of 70 Pages

general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability,
(iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

               s.  No Materially Adverse Contracts, Etc.  Neither the
                   -------------------------------------
Company nor its subsidiary is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation of any court or governmental agency which in the reasonable judgment of the Company's officers has or is expected in the future individually or in the aggregate to have a Material Adverse Effect. Neither the Company nor its subsidiary is a party to any contract or agreement which in the reasonable judgment of the Company's officers has or is expected to have a Material Adverse Effect.

               t.  Tax Status.  Each of the Company and its subsidiary
                   ----------
has made or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and its subsidiary has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim. The Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, state or local tax. The Company has not been notified that any of its tax returns is currently being audited by any taxing authority.

               u.  Certain Transactions.  Except for arm's length
                   --------------------
transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties and other than the grant of stock options, none of the officers, directors or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director or any such employee has a substantial interest or is an officer, director, trustee or partner.

CUSIP No. 98155G101                 13D                    Page 34 of 70 Pages

               v.  S-3 Registration.  The Company is currently eligible
                   ----------------
to register securities, including the resale of the Common Stock and the Warrant Shares, on a registration statement on Form S-3 under the 1933 Act.

               w.  Disclosure.  All information relating to or
                   ----------
concerning the Company or its subsidiary set forth in this Agreement and provided to the Buyers pursuant to Section 3(d) hereof and otherwise in connection with the transactions contemplated hereby is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or its subsidiary or its or their business, properties, operations or financial conditions, which, under applicable law, rule or regulation of the SEC, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

               x.  No Qualified Opinion.  The Company has not received
                   --------------------
an opinion, report or letter from its auditors qualified in any respect, including as to the Company's ability to proceed as a going concern in connection with the Company's financial statements and, provided that the transactions contemplated hereby are consummated, does not anticipate or know of any basis upon which its auditors might issue any such opinion, report or letter.

               y.  Investment Company Status.  The Company is not and
                   -------------------------
upon consummation of the sale of the Securities (but without regard to the status of the Buyers under the Investment Company Act of 1940, as amended) will not be an "investment company," as such term is defined in the Investment Company Act of 1940, as amended.

               z.  Foreign Corrupt Practices.  To the Company's
                   -------------------------
knowledge, neither the Company nor its subsidiary, nor any director, officer, agent, employee or other person acting on behalf of the Company or its subsidiary has, in the course of his actions for, or on behalf of, the
Company: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

               aa.  Year 2000.  Any reprogramming required to permit the
                    ---------
proper functioning, in and following the year 2000, of the Company's and its subsidiary's (i) computer systems and (ii) equipment containing imbedded

CUSIP No. 98155G101                 13D                    Page 35 of 70 Pages

microchips (including systems and equipment supplied by others to the Company or with which are sold as an integral part of Company's or its subsidiary's systems) and the testing of such systems and equipment, as so reprogrammed has been completed. The cost to the Company and its subsidiary of such reprogramming and testing and of the reasonably foreseeable consequences of year 2000 to the Company and its subsidiary with respect to the matters referred to in the previous sentence (including without limitation, reprogramming errors and the failure of systems or equipment supplied by others to the Company or which are sold as an integral part of the Company's or its subsidiary's systems) will not have a Material Adverse Effect. The computer and management information systems of the Company and its subsidiary are and, with ordinary course upgrading and maintenance, will continue to be, sufficient to permit the Company and its subsidiary to conduct its business without a Material Adverse Effect caused thereby.

           5.  COVENANTS AND AGREEMENTS.
               ------------------------

               a.  Best Efforts.  Each party shall use its best efforts
                   ------------
timely to satisfy each of the conditions to be satisfied by it as provided in Sections 7 and 8 of this Agreement.

               b.  Form D.  The Company agrees to file a Form D with
                   ------
respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before each Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Securities for, or obtain exemption for the Securities for, sale to the Buyers at such Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers on or prior to such Closing Date.

               c.  Reporting Status.  Until six months after the date as
                   ----------------
of which the Investors (as that term is defined in the Registration Rights Agreement) may sell all of the Common Stock and Warrant Shares without restriction pursuant to Rule 144(k) promulgated under the 1933 Act (or successor thereto) (the "Registration Period"), the Company (x) shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination and (y) will use its best efforts and take all necessary action to maintain its ability and eligibility to register securities on Form S-3.

               d.  Use of Proceeds.  The Company will use the proceeds
                   ---------------
from the sale of the Common Stock and Warrants for working capital and general corporate purposes and shall not otherwise, directly or indirectly, use such proceeds for any loan to or investment in any other corporation, partnership,

CUSIP No. 98155G101                 13D                    Page 36 of 70 Pages

enterprise or other person (except in connection with its direct or indirect subsidiaries) or for the repurchase, redemption, or retirement of any capital stock of the Company.

               e.  Financial Information.  The Company agrees to file
                   ---------------------
all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act. The financial statements of the Company will be prepared in accordance with generally accepted accounting principles, consistently applied, and will fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries and results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

               f.  Reservation of Shares.  The Company shall take all
                   ---------------------
action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than the number of shares of Common Stock necessary to provide for the issuance of the Warrant Shares upon exercise of the Warrants, in accordance with the terms of this Agreement and the Warrants.

               g.  Listing.  The Company shall promptly secure the
                   -------
listing of the Common Stock and Warrant Shares upon the NASDAQ National Market (subject to official notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, the listing of the Common Stock issued and all Warrant Shares from time to time issuable under the terms of this Agreement and the Warrants on each national securities exchange and automated quotation system, if any, upon which shares of Common Stock are then listed. The Company shall promptly provide to Hilal copies of any notices it receives from NASDAQ regarding the continued eligibility of the Common Stock for listing on NASDAQ or other principal exchange or quotation system on which the Common Stock is listed or traded.

               h.  Expenses.  Each of the Company and the Buyers shall
                   --------
each pay its respective costs and expenses incurred by such party in connection with the negotiation, investigation, preparation, execution, delivery and performance of the Closing Agreements; provided, that at the Closings (or if sooner upon the deposits into escrow contemplated by Sections 1(b) and 2(b)), the Company shall reimburse the Buyers for Buyers' attorneys' fees and expenses incurred in connection with the preparation of the Closing Agreements up to an aggregate of $25,000.

               i.  Additional Issuances of Securities.
                   ----------------------------------

                   (i)  Right of Purchase.  If at any time the Company
                        -----------------
shall desire to issue any Common Stock or any security convertible, exchangeable or exercisable for Common Stock or any other right to acquire any

CUSIP No. 98155G101                 13D                    Page 37 of 70 Pages

Common Stock (the "Convertible Securities") pursuant to Section 4(2) of the 1933 Act or an offering under Regulation D or Regulation S of the 1933 Act or in any other private placement (other than Exempt Issuances under Section 5(i)(v) below), then the Company shall comply with the terms of this Section 5(i).

                   (ii)  Notice Requirements.  The Company shall notify,
                         -------------------
or cause to be notified, the Buyers not less than twenty (20) business days prior to the time the Company intends to consummate such issuance (the "Issuance Notice"). The Issuance Notice shall set forth all of the terms of such proposed issuance.

                   (iii)  Exercise of Right of Purchase.  The right of
                          -----------------------------
purchase provided for in this Section 5(i) may be exercised by the Buyers by delivery of a written notice to the Company (the "Exercise Notice"), within ten (10) business days following receipt of the Issuance Notice (the "Exercise Period"). The Exercise Notice shall state that the Buyers (and among them in such proportion as they may agree) desire to purchase up to that portion of the proposed issuance of such Common Stock or Convertible Securities as necessary to maintain the Buyers' pro rata ownership of the outstanding Common Stock of the Company (assuming conversion of the Convertible Securities, if applicable) on terms substantially equal to the terms set forth in the Issuance Notice, which Exercise Notice shall set forth the portion of the issuance so elected to be purchased.

                   (iv)  Right to Issue Securities.  In the event that
                         -------------------------
the proposed issuance is consummated on terms substantially equal to the terms set forth in the Issuance Notice within forty-five (45) calendar days following the termination of the Exercise Period the Company shall sell to the Buyers concurrently the securities they elected to purchase if such issuance
is not consummated within such 45   day period substantially on the terms
described in the Issuance Notice, no such issuance may be made without again giving notice to the Buyers and complying with all of the requirements of this
Section 5(i).

                   (iv)  Exempt Issuances.  The following issuances of
                         ----------------
Common Stock or Convertible Securities shall be "Exempt Issuances" not subject to the right of purchase in this Section 5(i):

                         (a)  any shares of the Company's Common Stock and/or
Convertible Securities issued to employees, officers, directors, contractors, advisors or consultants of the Company pursuant to incentive agreements or plans approved by the Board of Directors of the Company;

                         (b)  any securities issuable upon exercise of any
Convertible Securities outstanding on the date of this agreement;

                         (c)  shares of the Company's Common Stock issued in

CUSIP No. 98155G101                 13D                    Page 38 of 70 Pages

connection with any stock split or stock dividend;

                         (d)  securities offered by the Company to the public
pursuant to a registration statement filed under the Securities Act;

                         (e)  any shares of the Company's Common Stock (and/or
options or warrants therefor) issued or issuable to parties providing the Company with equipment leases, real property leases, loans, credit lines, guaranties of indebtedness, cash price reductions or similar financing;

                         (f)  securities issued pursuant to the acquisition of
another corporation or entity by the Company by consolidation, merger, purchase of all or substantially all of the assets, or other reorganization in which the Company acquires, in a single transaction or series of related transactions, all or substantially all of the assets of such other corporation or entity or fifty percent (50%) or more of the voting power of such other c corporation or entity or fifty percent (50%) or more of the equity ownership of such other entity; or

                         (g)  securities issued to a strategic business
partner who is either a supplier or customer of the Company.

               j.  Board Representation.  The Company shall cause Paul
                   --------------------
Hilal to be elected to serve on the Board of Directors of the Company (or, if Paul Hilal is unable to serve, such other person as may be designated by Hilal who is reasonably acceptable to the Company) for so long as the Buyers in aggregate hold at least 25% (assuming the exercise of all Warrants) of all Common Stock issued or issuable to the Buyers pursuant to this Agreement and the Warrants. The Company shall compensate Paul Hilal (or such other designees) for reasonable travel expenses in connection with his duties as a Director, and pay such person such other compensation as may be paid to any outside Director not represented by a venture capital investor in such person's capacity as a Director. The Company also agrees that such person shall be covered by director/officer liability insurance and indemnification by the Company to the same extent as any other Director.

               k.  No Integration.  The Company will not conduct any
                   --------------
future offering that will be integrated with the issuance of the Securities for purposes of the rules promulgated by the SEC.

               l.  Confidentiality.  The Buyers agree to keep

                   ---------------
confidential any non-public information heretofore disclosed to them by the Company, in accordance with customary confidentiality restrictions.

           6.  TRANSFER AGENT INSTRUCTIONS.
               ---------------------------

           The Company shall issue irrevocable instructions to its transfer

CUSIP No. 98155G101                 13D                    Page 39 of 70 Pages

agent (in the form attached hereto as Exhibit E) to issue certificates, or at
                                      ---------
a Buyer's request, to electronically issue such shares (e.g., through DWAC or DTC), registered in the name of each Buyer or its respective nominee(s), for the Warrant Shares in such amounts as specified from time to time by each Buyer to the Company in accordance with the terms of and upon exercise of the Warrants (the "Irrevocable Transfer Agent Instructions"). Prior to registration of the Common Stock and the Warrant Shares under the 1933 Act, such certificates shall bear the restrictive legend specified in Section 3(g) of this Agreement. The Company warrants that no instruction with respect to the Securities other than (i) the Irrevocable Transfer Agent Instructions referred to in this Section 6, and (ii) stop transfer instructions (a) to give effect to Section 3(f) hereof (in the case of the Common Stock and the Warrant Shares, prior to registration of the Common Stock and the Warrant Shares under the 1933 Act), (b) to comply with any SEC or court order, or (c) to suspend use of a then effective registration statement in the event an amendment or supplement thereto is necessary, will be given by the Company to its transfer agent and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in the Closing Agreements. Nothing in this Section 6 shall affect in any way each Buyer's obligations and agreement to comply with all applicable securities laws upon resale of any of the Securities. If a Buyer provides the Company with an opinion of counsel, reasonably satisfactory in form and substance to the Company, that registration of a resale by such Buyer of any of the Securities is not required under the 1933 Act, the Company shall permit the transfer, and, in the case of the Common Stock or Warrant Shares, promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by such Buyer. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Buyers by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 6 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 6, that the Buyers shall be entitled, in addition to all other available remedies, to an injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

           7.  CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.
               ----------------------------------------------

           The obligation of the Company hereunder to issue and sell the Common Stock and Warrants to each Buyer at each Closing is subject to the satisfaction, with respect to each Buyer, at or before the applicable Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

               a. Such Buyer shall have executed this Agreement and the Registration Rights Agreement and delivered the same to the Company.

               b. Such Buyer or the Escrow Agent shall have delivered to the Company the purchase price for the Common Stock being purchased by such Buyer

CUSIP No. 98155G101                 13D                    Page 40 of 70 Pages

at such Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

               c. The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of such Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to such Closing Date.

               d. The transactions contemplated hereby shall not violate any law, regulation or order then in effect and applicable to Buyers or the Company.

               e.  Such Buyers shall have entered into the Escrow Agreement.

           8.  CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.
               -------------------------------------------------

           The obligation of each Buyer hereunder to purchase the Common Stock and Warrants at each Closing is subject to the satisfaction, at or before the applicable Closing Date, of each of the following conditions, provided that these conditions are for the Buyers' sole benefit and may be waived by a Majority of the Buyers (as defined in Section 10(e) hereof) at any time in its sole discretion:

               a. The Company shall have executed this Agreement and the Registration Rights Agreement, and delivered the same to the Buyers.

               b. The Common Stock and Warrant Shares shall be listed and authorized for trading, upon notice of issuance, on the NASDAQ National Market, and trading in the Common Stock shall not have been suspended by the SEC or NASDAQ. The Company shall have received and furnished to the Buyers a letter from NASDAQ confirming its approval of the continued listing of the Common Stock on NASDAQ-NMS subject to no conditions other than consummation of the Initial Closing (and subject to NASDAQ's published requirements for continued listing, all of which shall then be satisfied), and such letter shall not have been withdrawn or modified.

               c. The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in
Section 4 above, in which case such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer and Chief Financial Officer of the Company, dated as of the Closing

CUSIP No. 98155G101                 13D                    Page 41 of 70 Pages

Date, to the foregoing effect and as to board resolutions, incumbency, charter and bylaws, and an update as of the Closing Date regarding the representation contained in Section 4(c) hereof.

               d. The Buyers shall have received the opinion of Fenwick & West LLP, counsel to Company, dated as of the Closing Date, in form reasonably satisfactory to Hilal and to the effect set forth in Exhibit F attached
                                                     ---------
hereto.

               e. The Company shall have executed and delivered to each Buyer the Warrants being purchased by such Buyer at the Closing.

               f. As of the Closing Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the exercise of the Warrants, an additional number of shares of Common Stock sufficient to provide for the issuance of the Warrant Shares in accordance with the terms of this Agreement and the Warrants.

               g. The Irrevocable Transfer Agent Instructions, in the form of Exhibit G attached hereto, shall have been delivered to and acknowledged in
---------
writing by the Company's transfer agent.

               h. The transactions contemplated hereby shall not violate any law, regulation or order then in effect and applicable to Buyers or the Company.

               i. Paul Hilal shall have been duly elected as a director of the Company.

               j. There shall not have occurred any mutual adverse change in the business condition (financial or otherwise), results of operations or prospects of the Company since the date of this Agreement.

           9.  INDEMNIFICATION.
               ---------------

               In consideration of each Buyer's execution and delivery of this Agreement and acquiring the Securities hereunder and in addition to all of the Company's other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of Securities and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Buyer Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Buyer Indemnified Liabilities"), incurred by any Buyer Indemnitee (and shall advance the same) as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Closing Agreements or any other certificate, instrument or document contemplated

CUSIP No. 98155G101                 13D                    Page 42 of 70 Pages

hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Closing Agreements or any other certificate, instrument or document contemplated hereby or thereby, or (c) the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Buyer Indemnitees. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Buyer Indemnified Liabilities which is permissible under applicable law. This indemnity will survive the Initial Closing or Second Closing for one year after the date of the Initial Closing and will not apply to any grossly negligent acts or willful misconduct of any Buyer.

           10.  GOVERNING LAW; MISCELLANEOUS.
                ----------------------------

               a.  Governing Law.  This Agreement shall be governed by
                   -------------
and interpreted in accordance with the laws of the State of California without regard to the principles of conflict of laws.

               b.  Counterparts.  This Agreement may be executed in two
                   ------------
or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause four additional original executed signature pages to be physically delivered to the other party within five days of the execution and delivery hereof.

               c.  Headings.  The headings of this Agreement are for
                   --------
convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

               d.  Severability.  If any provision of this Agreement
                   ------------
shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

               e.  Entire Agreement; Amendments.  This Agreement
                   ----------------------------
supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the documents referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision

CUSIP No. 98155G101                 13D                    Page 43 of 70 Pages

of this Agreement may be waived or amended other than by an instrument in writing signed by the Company and Buyers purchasing a majority of the Common Stock hereunder (a "Majority of the Buyers").

               f.  Notices.  Any notices, consents, waivers or other
                   -------
communications required or permitted to be given under the terms of this Agreement shall be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile; (iii) three days after being sent by U.S. certified mail, return receipt requested, or (iv) one day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

             If to the Company:

                  Worldtalk Communications Corp.
                  5155 Old Ironsides Drive
                  Santa Clara, CA  95054
                  Telephone:  (650) 567-1500
                  Facsimile:  (650) 567-5122
                  Attention:  Chief Executive Officer and
                              Chief Financial Officer

             With a copy to:

                  Fenwick & West LLP
                  Two Palo Alto Square
                  Palo Alto, CA  94306
                  Telephone:  (650) 494-0600
                  Facsimile:  (650) 494-1417
                  Attention:  Gail E. Suniga, Esq.

             If to the Transfer Agent:

                  State Street Bank and Trust
                  Company of California, N.A.
                  633 W. 5th Street, 12th Floor
                  Los Angeles, CA   90071
                  Telephone:  (213) 362-7373
                  Facsimile:   (213) 362-7357
                  Attention:   Transfer Agency Department

             If to a Buyer, to its address and facsimile number on the Schedule of Buyers, with a copy to:

                  Schulte Roth & Zabel LLP
                  900 Third Avenue
                  New York, NY  10022
                  Telephone:  (212) 756-2000
                  Facsimile:  (212) 593-5955
                  Attention:  Marc Weingarten

CUSIP No. 98155G101                 13D                    Page 44 of 70 Pages

            Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number.

               g.  Successors and Assigns.  This Agreement shall be
                   ----------------------
binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Securities. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of a Majority of the Buyers. A Buyer may assign some or all of its rights hereunder without the consent of the Company, provided, however, that (i) any such assignment shall not release such Buyer from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption, and
(ii) no Buyer may assign its rights hereunder in a manner that would cause the offering of Securities hereunder to be required to be registered under the 1933 Act.

               h.  No Third Party Beneficiaries.  This Agreement is
                   ----------------------------
intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

               i.  Survival.  The representations and warranties of the
                   --------
Company and the Buyers contained in Sections 4 and 3, respectively, and the agreements and covenants set forth in Sections 5, 6 and 10, and the indemnification provisions set forth in Section 11, shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

               j.  Publicity.  The Company and Hilal shall have the
                   ---------
right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; provided,
                                                                 --------
however, that the Company shall be entitled, without the prior approval of
-------
Hilal, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations (although Hilal shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release and shall be provided with a copy thereof), but only to the extent required by such law or regulation.

               k.  Further Assurances.  Each party shall do and perform,
                   ------------------
or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

CUSIP No. 98155G101                 13D                    Page 45 of 70 Pages

               l.  Enforcement.  In any litigation between the parties
                   -----------
with respect to or arising under the Closing Agreements, the prevailing party shall be entitled to payment of its reasonable costs and expenses (including, without limitation, reasonable legal fees and expenses) in connection therewith from the other party.

               m.  Equitable Relief.  Each party recognizes that in the
                   ----------------
event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the other parties. Each party therefore agrees that the other parties shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

CUSIP No. 98155G101                 13D                    Page 46 of 70 Pages

            IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:                              BUYERS:
-------                               ------

WORLDTALK COMMUNICATIONS              HILAL CAPITAL, LP
CORPORATION

                                      By:  Hilal Capital Partners LLC,
                                           General Partner


By:                                   By:
     --------------------------            ----------------------------
     Name:                                 Name:  Peter K. Hilal, MD
     Title:                                Title:  Managing Member


                                      HILAL CAPITAL QP, LP


                                      By:  Hilal Capital Partners LLC,
                                           General Partner


                                      By:
                                           ------------------------
                                           Name:  Peter K. Hilal, MD
                                           Title:  Managing Member


                                      HILAL CAPITAL ASSOCIATES LLC

                                      By:  Hilal Capital Partners LLC,
                                           its Managing Member


                                      By:
                                           -------------------------
                                           Name:  Peter K. Hilal, MD
                                           Title:   Managing Member

CUSIP No. 98155G101                 13D                    Page 47 of 70 Pages

                                      HILAL CAPITAL
                                      INTERNATIONAL, LTD

                                      By:  Hilal Capital Management LLC,
                                           Investment Manager

                                      By:
                                           ------------------------
                                           Name:  Peter K. Hilal, MD
                                           Title:  Managing Member

                                      ---------------------------------
                                      Phil Hilal


                                      HIGHBRIDGE INTERNATIONAL

                                      By:  Hilal Capital Management LLC,
                                           Investment Manager

                                      By:
                                           ------------------------
                                           Name:  Peter K. Hilal, MD
                                           Title:  Managing Member


                                      NARRAGANSETT I, LP

                                      By:  Narragansett Asset
                                           Management, LLC
                                           General Partner

                                      By:
                                           ------------------------
                                           Name:  Joseph Dowling
                                           Title: Managing Member


                                      NARRAGANSETT OFFSHORE LTD.

                                      By:  Leo Holdings, LLC
                                           Investment Adviser


                                      By:
                                           ------------------------
                                           Name:  Joseph Dowling
                                           Title:  Managing Member

CUSIP No. 98155G101                 13D                    Page 48 of 70 Pages

                            SCHEDULE OF BUYERS

                     Investor Address,         Aggregate    Shares
                       Telephone and            Purchase   of Common
Investor Name        Facsimile Number            Price       Stock      Warrants
-------------        ----------------          ---------   ---------    --------

Hilal Capital, LP    60 East 42nd Street       $526,000.00    175,333     87,667
                     Suite 1946
                     New York, NY  10165
                     Facsimile:  (212) 953-1012

Hilal Capital QP, LP 60 East 42nd Street     $1,343,000.00    447,667    223,833
                     Suite 1946
                     New York, NY  10165
                     Facsimile:  (212) 953-1012

Hilal Capital        60 East 42nd Street     $3,584,000.00  1,194,667    597,333
Associates LLC       Suite 1946
                     New York, NY  10165
                     Facsimile:  (212) 953-1012

Hilal Capital        c/o Hilal Capital       $1,808,000.00    602,667    301,333
International, Ltd.  Management LLC
                     60 East 42nd Street
                     Suite 1946
                     New York, NY  10165
                     Facsimile:  (212) 953-1012

Philip Hilal         c/o Hilal Capital         $300,000.00    100,000     50,000
                     Management LLC
                     60 East 42nd Street
                     Suite 1946
                     New York, NY   10165
                     Facsimile:  (212) 953-1012

Highbridge           c/o Hilal Capital       $1,939,000.00    646,333    323,167
International        Management LLC
                     60 East 42nd Street
                     Suite 1946
                     New York, NY  10165
                     Facsimile:  (212) 953-1012

Narragansett I, LP   c/o Narragansett Asset    $395,000.00    131,667     65,833
                     Management LLC
                     375 Park Avenue, Suite 1404
                     New York, New York  10152
                     Facsimile:  (212) 521-5029

Narragansett         c/o Leo Holdings, LLC     $105,000.00     35,000     17,500
Offshore Ltd.        375 Park Avenue, Suite 1404
                     New York, NY  10152
                     Facsimile:  (212) 521-5029

CUSIP No. 98155G101                 13D                    Page 49 of 70 Pages

                                 EXHIBIT 3

THIS WARRANT AND ANY SECURITIES ACQUIRED UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.


                   WORLDTALK COMMUNICATIONS CORPORATION

                       COMMON STOCK PURCHASE WARRANT

No. W-[  ]                                                 July 7, 1999
       --


                                                Warrant to Purchase [      ]
                                                                     ------
                                                      Shares of Common Stock


          WORLDTALK COMMUNICATIONS CORPORATION, a Delaware corporation (the
"Company"), for value received, hereby certifies that        , or registered
                                                      -------
assigns (the "Holder"), is entitled to purchase from the Company         duly
                                                                 -------
authorized, validly issued, fully paid and nonassessable shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), at a purchase price equal to $7.00 per share, at any time or from time to time prior to 5:00 P.M., New York City time, on July 7, 2006 (the "Expiration Date"), all subject to the terms, conditions and adjustments set forth below in this Warrant.

          This Warrant is one of the Common Stock Purchase Warrants (collectively, the "Warrants", such term to include any such warrants issued in substitution therefor) originally issued pursuant to the terms of the Securities Purchase Agreement, dated as of July 7, 1999, by and among the Company and the "Buyers" signatory thereto (the "Purchase Agreement"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned such terms in the Purchase Agreement.

          After the later of (a) the Initial Closing Date or (b) the date the Purchase Price is released to the Company pursuant to the Escrow Agreement (the "Release Date"), the Company is to register the Common Stock issuable pursuant to this Warrant with the SEC pursuant to the terms of the Registration Rights Agreement dated July 7, 1999. The number of shares of Common Stock subject to this Warrant shall automatically increase by 10% (or a pro rata portion thereof) for each 30 day period (or part thereof) after the earlier of 135 days after the Release Date and December 14, 1999 that the registration statement required to be filed by the Company pursuant to the Registration Rights Agreement has not been declared effective by the Securities and Exchange Commission.

CUSIP No. 98155G101                 13D                    Page 50 of 70 Pages

          1.     DEFINITIONS.  As used herein, unless the context otherwise
                 -----------
requires, the following terms shall have the meanings indicated:

          "Additional Shares of Common Stock" shall mean all shares (including
           ---------------------------------
treasury shares) of Common Stock issued or sold (or, pursuant to Section 3.3 or 3.4, deemed to be issued) by the Company after the date hereof, whether or not subsequently reacquired or retired by the Company, other than

          (a) (i) shares of Common Stock issued upon the exercise of the Warrants, (ii) shares of Common Stock issued at the Closings under the Purchase Agreement and (iii) such number of additional shares of Common Stock as may become issuable upon the exercise of the Warrants by reason of adjustments required pursuant to the anti-dilution provisions applicable to such Warrants as in effect on the date hereof;

          (b)     shares of Common Stock issued pursuant to Approved Stock
     Plans; and

          (c) shares issued upon exercise of options and warrants or other convertible securities outstanding as of the date hereof.

          "Approved Stock Plan" shall mean any contract, plan or agreement
           -------------------
which has been or shall be approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director, consultant or other service provider of the Company or to any bank or equipment lessor providing loans to the Company or its subsidiary.

          "Business Day" shall mean any day other than a Saturday or a Sunday
           ------------
or a day on which commercial banking institutions in the City of New York are authorized by law to be closed. Any reference to "days" (unless Business Days are specified) shall mean calendar days.

          "Closing Bid Prices" shall mean for any security as of any date, the
           ------------------
closing bid price of such security on the principal securities exchange or trade market where such security is listed or trades as reported by Bloomberg, L.P. ("Bloomberg"), or if the foregoing does not apply, the closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc. If the Closing Bid Price cannot be calculated for such security on such date, as set forth above, the Closing Bid Price of such security shall be the fair market value as determined in good faith by an investment banking firm selected jointly by the Company and the Holders, with the fees and expenses of such determination borne solely by the Company.

          "Commission" shall mean the Securities and Exchange Commission or
           ----------
any successor agency having jurisdiction to enforce the Securities Act.

CUSIP No. 98155G101                 13D                    Page 51 of 70 Pages

          "Common Stock" shall have the meaning assigned to it in the
           ------------
introduction to this Warrant, such term to include any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock, and all other stock of any class or classes (however designated) of the Company the holders of which have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference.

          "Company" shall have the meaning assigned to it in the introduction
           -------
to this Warrant, such term to include any corporation or other entity which shall succeed to or assume the obligations of the Company hereunder in compliance with Section 4.

          "Convertible Securities" shall mean any evidences of indebtedness,
           ----------------------
shares of stock (other than Common Stock) or other securities directly or indirectly convertible into or exchangeable for Additional Shares of Common Stock.

          "Current Market Price" shall mean, on any date specified herein, the
           --------------------
average of the daily Closing Bid Prices during the 10 consecutive trading days commencing 15 trading days before such date, except that, if on any such date the shares of Common Stock are not listed or admitted for trading on any national securities exchange or quoted in the over-the-counter market, the Current Market Price shall be the Fair Value on such date.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as
           ------------
amended from time to time, and the rules and regulations thereunder, or any successor statute.

          "Expiration Date" shall have the meaning assigned to it in the
           ---------------
introduction to this Warrant.

          "Fair Value" shall mean, on any date specified herein (i) in the
           ----------
case of cash, the dollar amount thereof, (ii) in the case of a security admitted for trading on any national securities exchange or quoted in the over-the-counter market, the Current Market Price, and (iii) in all other cases as determined in good faith jointly by the Board of Directors of the Company and the Holder; provided, however, that if such parties are unable to
                        --------  -------
reach agreement within a reasonable period of time, the Fair Value shall be determined in good faith by an independent investment banking firm selected jointly by the Company and the Holder or, if that selection cannot be made within ten days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules, and provided
                                                                   --------
further, that the Company shall pay all of the fees and expenses of any third
-------
parties incurred in connection with determining the Fair Value.

CUSIP No. 98155G101                 13D                    Page 52 of 70 Pages

          "Options" shall mean any rights, options or warrants to subscribe
           -------
for, purchase or otherwise acquire either Additional Shares of Common Stock or Convertible Securities.

          "Other Securities" shall mean any stock (other than Common Stock)
           ----------------
and other securities of the Company or any other Person (corporate or otherwise) which the holders of the Warrants at any time shall be entitled to receive, or shall have received, upon the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 4 or otherwise.

          "Person" shall mean any individual, firm, partnership, corporation,
           ------
trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

          "Purchase Agreement" shall have the meaning assigned to it in the
           ------------------
introduction to this Warrant.

          "Purchase Price" shall mean initially the amount per share indicated
           --------------
in the introductory paragraph to this Warrant, subject to adjustment and readjustment from time to time as provided in Section 3, and, as so adjusted or readjusted, shall remain in effect until a further adjustment or readjustment thereof is required by Section 3.

          "Registration Rights Agreement" shall mean the Registration Rights
           -----------------------------
Agreement dated as of July 7, 1999, substantially in the form of Exhibit C to the Purchase Agreement.

          "Rights" shall have the meaning assigned to it in Section 3.10.
           ------

          "Securities Act" shall mean the Securities Act of 1933, as amended
           --------------
from time to time, and the rules and regulations thereunder, or any successor statute.

          "Warrants" shall have the meaning assigned to it in the introduction
           --------
to this Warrant.

CUSIP No. 98155G101                 13D                    Page 53 of 70 Pages

          2.       EXERCISE OF WARRANT.
                   -------------------

          2.1.     Manner of Exercise; Payment of the Purchase Price.
                   -------------------------------------------------
(a) This Warrant may be exercised by the Holder, in whole or in part, at any time or from time to time prior to the Expiration Date, by surrendering to the Company at its principal office (or such other office or agency of the Company as the Company may designate in a written notice to the Holder) this Warrant, together with the form of Election to Purchase Shares attached hereto as Exhibit A (or a reasonable facsimile thereof) duly executed by the Holder and accompanied by payment of the Purchase Price for the number of shares of Common Stock specified in such form.

          (b) Payment of the Purchase Price may be made as follows (or by any combination of the following): (i) in United States currency by cash or delivery of a certified check or bank draft payable to the order of the Company or by wire transfer to the account of the Company, (ii) by cancellation of such number of the shares of Common Stock otherwise issuable to the Holder upon such exercise as shall be specified in such Election to Purchase Shares, such that the excess of the Current Market Price of such specified number of shares on the date of exercise over the portion of the Purchase Price attributable to such shares shall equal the Purchase Price attributable to the shares of Common Stock to be issued upon such exercise, in which case upon delivery of such notice such amount shall be deemed to have been paid to the Company and the number of shares issuable upon such exercise shall be reduced by such specified number, or (iii) by surrender to the Company for cancellation, certificates representing shares of Common Stock of the Company owned by the Holder (properly endorsed for transfer in blank) having a Current Market Price on the date of Warrant exercise equal to the Purchase Price.

          2.2.     When Exercise Effective.  Each exercise of this Warrant
                   -----------------------
shall be deemed to have been effected immediately prior to the close of business on the Business Day on which this Warrant shall have been surrendered to, and the Purchase Price shall have been received by, the Company as provided in Section 2.1, and at such time the Person or Persons in whose name or names any certificate or certificates for shares of Common Stock (or Other Securities) shall be issuable upon such exercise as provided in Section 2.3 shall be deemed to have become the holder or holders of record thereof for all purposes.

          2.3.     Delivery of Stock Certificates, etc.; Charges, Taxes and
                   --------------------------------------------------------
Expenses.  (a) As soon as practicable after each exercise of this Warrant, in
--------
whole or in part, and in any event within three Business Days thereafter, the Company shall cause to be issued in such denominations as may be requested by Holder in the Election to Purchase Shares, in the name of and delivered to the Holder or, subject the Purchase Agreement, as the Holder may direct,

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CUSIP No. 98155G101                 13D                    Page 54 of 70 Pages

          (i) a certificate or certificates, or, if then permissible under the Securities Act and the Registration Rights Agreement, at a Holder's request to electronically issue such shares (e.g., through DWAC or DTC),
                                                  ----
     for the number of shares of Common Stock (or Other Securities) to which the Holder shall be entitled upon such exercise plus, in lieu of issuance of any fractional share to which the Holder would otherwise be entitled, if any, a certified check for the amount of cash equal to the same fraction multiplied by the Current Market Price per share on the date of Warrant exercise, and

         (ii) in case such exercise is for less than all of the shares of Common Stock purchasable under this Warrant, a new Warrant or Warrants of like tenor, for the balance of the shares of Common Stock purchasable hereunder.

          (b) Issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the Holder hereof for any issue or transfer tax or other incidental expense, in respect of the issuance of such certificates, all of which such taxes and expenses shall be paid by the Company.

          2.4.     Company to Reaffirm Obligations.  The Company shall, at the
                   -------------------------------
time of each exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in connection with the Common Stock yet to be acquired upon exercise hereof in accordance with the terms of this Warrant, provided that if the Holder of this
                                           --------
Warrant shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford such rights to the Holder.

          3.     ADJUSTMENT OF COMMON STOCK ISSUABLE UPON EXERCISE.
                 -------------------------------------------------

          3.1.   Adjustment of Number of Shares.
                 ------------------------------

                 Upon each adjustment of the Purchase Price as a result of the calculations made in this Section 3, this Warrant shall thereafter evidence the right to receive, at the adjusted Purchase Price, that number of shares of Common Stock (calculated to the nearest one-hundredth) obtained by dividing
(i) the product of the aggregate number of shares covered by this Warrant immediately prior to such adjustment and the Purchase Price in effect immediately prior to such adjustment of the Purchase Price by (ii) the Purchase Price in effect immediately after such adjustment of the Purchase Price.

          3.2.   Adjustment of Purchase Price.
                 ----------------------------

          3.2.1  Issuance of Additional Shares of Common Stock.  In case the
                 ---------------------------------------------
Company at any time or from time to time after the date hereof shall issue or

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sell Additional Shares of Common Stock (including Additional Shares of Common
Stock deemed to be issued pursuant to Section 3.3 or 3.4 but excluding Additional Shares of Common Stock purchasable upon exercise of Rights referred to in Section 3.10), other than in a registered public offering, without consideration or for a consideration per share less than 95% of the Current Market Price (or if the issuance involves more than 10% of the number of shares of Common Stock outstanding immediately prior to such issue, less than the Current Market Price) as in effect immediately prior to such issue or sale, then, and in each such case, subject to Section 3.8, the Purchase Price shall be reduced, concurrently with such issue or sale, to a price (calculated to the nearest .001 of a cent) determined by multiplying such Purchase Price by a fraction

          (a) the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issue or sale and (ii) the number of shares of Common Stock which the gross consideration received by the Company for the total number of such Additional Shares of Common Stock so issued or sold would purchase at such Current Market Price, and

          (b) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such issue or sale, provided
                                                                    --------
     that, for the purposes of this Section 3.2.1, (x) immediately after any Additional Shares of Common Stock are deemed to have been issued pursuant to Section 3.3 or 3.4, such Additional Shares shall be deemed to be outstanding, and (y) treasury shares shall not be deemed to be outstanding.

          3.2.2.     Extraordinary Dividends and Distributions.  In case the
                     -----------------------------------------
Company at any time or from time to time after the date hereof shall declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of other or additional stock or other securities or property or Options by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement) on the Common Stock, then, in each such case, subject to Section 3.8, the Purchase Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of any class of securities entitled to receive such dividend or distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Purchase Price by a fraction

          (x) the numerator of which shall be the Current Market Price in effect on such record date or, if the Common Stock trades on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading, less the Fair Value of such dividend or distribution applicable to one share of Common Stock, and

          (y)     the denominator of which shall be such Current Market Price.

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          3.3.     Treatment of Options and Convertible Securities.  In case
                   -----------------------------------------------
the Company at any time or from time to time after the date hereof shall issue, sell, grant or assume, or shall fix a record date for the determination of holders of any class of securities of the Company entitled to receive, any Options or Convertible Securities (whether or not the rights thereunder are immediately exercisable), then, and in each such case, the maximum number of Additional Shares of Common Stock (as set forth in the instrument relating thereto, without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue, sale, grant or assumption or, in case such a record date shall have been fixed, as of the close of business on such record date (or, if the Common Stock trades on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading), provided that such Additional Shares of Common Stock shall not be
          --------
deemed to have been issued unless (i) the consideration per share (determined pursuant to Section 3.5) of such shares would be less than the Current Market Price in effect on the date of and immediately prior to such issue, sale, grant or assumption or immediately prior to the close of business on such record date (or, if the Common Stock trades on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading), as the case may be and
(ii) such Additional Shares of Common Stock are not purchasable pursuant to Rights referred to in Section 3.10, and provided, further, that
                                        --------  -------

          (a) whether or not the Additional Shares of Common Stock underlying such Options or Convertible Securities are deemed to be issued, no further adjustment of the Purchase Price shall be made upon the subsequent issue or sale of Convertible Securities or shares of Common Stock upon the exercise of such Options or the conversion or exchange of such Convertible Securities;

          (b) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Company, or decrease in the number of Additional Shares of Common Stock issuable, upon the exercise, conversion or exchange thereof (by change of rate or otherwise), the Purchase Price computed upon the original issue, sale, grant or assumption thereof (or upon the occurrence of the record date, or date prior to the commencement of ex-dividend trading, as the case may be, with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options, or the rights of conversion or exchange under such Convertible Securities, which are outstanding at such time;

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CUSIP No. 98155G101                 13D                    Page 57 of 70 Pages

          (c) upon the expiration or termination (or purchase by the Company and cancellation or retirement) of any such Options which shall not have been exercised or the expiration of any rights of conversion or exchange under any such Convertible Securities which (or purchase by the Company and cancellation or retirement of any such Convertible Securities the rights of conversion or exchange under which) shall not have been exercised, the Purchase Price computed upon the original issue, sale, grant or assumption thereof (or upon the occurrence of the record date, or date prior to the commencement of ex-dividend trading, as the case may be, with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration (or such cancellation or retirement, as the case may be), be recomputed as if:

               (i) in the case of Options for Common Stock or Convertible Securities, the only Additional Shares of Common Stock issued or sold were the Additional Shares of Common Stock, if any, actually issued or sold upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue, sale, grant or assumption of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue or sale of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange, and

               (ii) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued or sold upon the exercise of such Options were issued at the time of the issue or sale, grant or assumption of such Options, and the consideration received by the Company for the Additional Shares of Common Stock deemed to have then been issued was the consideration actually received by the Company for the issue, sale, grant or assumption of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company (pursuant to Section 3.5) upon the issue or sale of such Convertible Securities with respect to which such Options were actually exercised;

          (d) no readjustment pursuant to subdivision (b) or (c) above shall have the effect of increasing the Purchase Price by an amount in excess of the amount of the adjustment thereof originally made in respect of the issue, sale, grant or assumption of such Options or Convertible Securities; and

          (e) in the case of any such Options which expire by their terms not more than 30 days after the date of issue, sale, grant or assumption thereof, no adjustment of the Purchase Price shall be made until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the manner provided in subdivision (c) above.

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CUSIP No. 98155G101                 13D                    Page 58 of 70 Pages

          3.4.     Treatment of Stock Dividends, Stock Splits, etc.  In case
                   ------------------------------------------------
the Company at any time or from time to time after the date hereof shall declare or pay any dividend on the Common Stock payable in Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock), then, and in each such case, Additional Shares of Common Stock shall be deemed to have been issued (a) in the case of any such dividend, immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend, or (b) in the case of any such subdivision, at the close of business on the day immediately prior to the day upon which such corporate action becomes effective.

          3.5.     Computation of Consideration.  For the purposes of this
                   ----------------------------
Section 3,

          (a) the consideration for the issue or sale of any Additional Shares of Common Stock shall, irrespective of the accounting treatment of such consideration,

               (i) insofar as it consists of cash, be computed at the amount of cash received by the Company, without deducting any expenses paid or incurred by the Company or any commissions or compensations paid or concessions or discounts allowed to underwriters, dealers or others performing similar services in connection with such issue or sale,

               (ii) insofar as it consists of property (including securities) other than cash, be computed at the Fair Value thereof at the time of such issue or sale, and

               (iii) in case Additional Shares of Common Stock are issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, be the portion of such consideration so received, computed as provided in clauses
          (i) and (ii) above, allocable to such Additional Shares of Common Stock, such allocation to be determined in the same manner that the Fair Value of property not consisting of cash or securities is to be determined as provided in the definition of 'Fair Value' herein;

          (b) Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.3, relating to Options and Convertible Securities, shall be deemed to have been issued for a consideration per share determined by dividing

               (i) the total amount, if any, received and receivable by the Company as consideration for the issue, sale, grant or assumption of the Options or Convertible Securities in question,

                                      10
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CUSIP No. 98155G101                 13D                    Page 59 of 70 Pages

          plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration to protect against dilution) payable to the Company upon the exercise in full of such Options or the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, in each case computing such consideration as provided in the foregoing subdivision (a), by

               (ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number to protect against dilution) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities; and

          (c) Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.4, relating to stock dividends, stock splits, etc.,
                                                                         ---
     shall be deemed to have been issued for no consideration.

          3.6.     Adjustments for Combinations, etc.  In case the outstanding
                   ----------------------------------
shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Purchase Price in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

          3.7.     Dilution in Case of Other Securities.  In case any Other
                   ------------------------------------
Securities shall be issued or sold or shall become subject to issue or sale upon the conversion or exchange of any stock (or Other Securities) of the Company (or any issuer of Other Securities or any other Person referred to in Section 4) or to subscription, purchase or other acquisition pursuant to any Options issued or granted by the Company (or any such other issuer or Person) for a consideration such as to dilute, on a basis consistent with the standards established in the other provisions of this Section 3, the purchase rights granted by this Warrant (other than in circumstances comparable to those described in clauses (a), (b) or (c) of the definition of "Additional Shares of Common Stock"), then, and in each such case, the computations, adjustments and readjustments provided for in this Section 3 with respect to the Purchase Price and the number of shares purchasable upon Warrant exercise shall be made as nearly as possible in the manner so provided and applied to determine the amount of Other Securities from time to time receivable upon the exercise of the Warrants, so as to protect the holders of the Warrants against the effect of such dilution.

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CUSIP No. 98155G101                 13D                    Page 60 of 70 Pages

          3.8.     De Minimis Adjustments.  If the amount of any adjustment of
                   ----------------------
the Purchase Price per share required pursuant to this Section 3 would be less than $.01, such amount shall be carried forward and adjustment with respect thereto made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate a change in the Purchase Price of at least $.01 per share.
All calculations under this Warrant shall be made to the nearest .001 of a cent or to the nearest one-hundredth of a share, as the case may be.

          3.9.     Abandoned Dividend or Distribution.  If the Company shall
                   ----------------------------------
take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution (which results in an adjustment to the Purchase Price under the terms of this Warrant) and shall, thereafter, and before such dividend or distribution is paid or delivered to stockholders entitled thereto, legally abandon its plan to pay or deliver such dividend or distribution, then any adjustment made to the Purchase Price and number of shares of Common Stock purchasable upon Warrant exercise by reason of the taking of such record shall be reversed, and any subsequent adjustments, based thereon, shall be recomputed.

          3.10.     Shareholder Rights Plan.  Notwithstanding the foregoing,
                    -----------------------
in the event that the Company shall distribute "poison pill" rights pursuant to a "poison pill" shareholder rights plan (the "Rights"), the Company shall, in lieu of making any adjustment pursuant to Section 3.2.1 or Section 3.2.2 hereof, make proper provision so that each Holder who exercises a Warrant after the record date for such distribution and prior to the expiration or redemption of the Rights shall be entitled to receive upon such exercise, in addition to the shares of Common Stock issuable upon such exercise, a number of Rights to be determined as follows: (i) if such exercise occurs on or prior to the date for the distribution to the holders of Rights of separate certificates evidencing such Rights (the "Distribution Date"), the same number of Rights to which a holder of a number of shares of Common Stock equal to the number of shares of Common Stock issuable upon such exercise at the time of such exercise would be entitled in accordance with the terms and provisions of and applicable to the Rights; and (ii) if such exercise occurs after the Distribution Date, the same number of Rights to which a holder of the number of shares into which the Warrant so exercised was exercisable immediately prior to the Distribution Date would have been entitled on the Distribution Date in accordance with the terms and provisions of and applicable to the Rights, and in each case subject to the terms and conditions of the Rights.

          4.     CONSOLIDATION, MERGER, ETC.
                 --------------------------

          4.1.   Adjustments for Consolidation, Merger, Sale of Assets,
                 ------------------------------------------------------
Reorganization, etc.
-------------------
  In case the Company after the date hereof (a) shall consolidate with or merge into any other Person and shall not be the continuing or surviving

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CUSIP No. 98155G101                 13D                    Page 61 of 70 Pages

corporation of such consolidation or merger, or (b) shall permit any other Person to consolidate with or merge into the Company and the Company shall be the continuing or surviving Person but, in connection with such consolidation or merger, the Common Stock or Other Securities shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or (c) shall transfer all or substantially all of its properties or assets to any other Person, or (d) shall effect a capital reorganization or reclassification of the Common Stock or Other Securities (other than a capital reorganization or reclassification resulting in the issue of Additional Shares of Common Stock for which adjustment in the Purchase Price is provided in Section 3.2.1 or 3.2.2), then, and in the case of each such transaction, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such transaction shall be entitled to receive (at the aggregate Purchase Price in effect at the time of such consummation for all Common Stock or Other Securities issuable upon such exercise immediately prior to such consummation), in lieu of the Common Stock or Other Securities issuable upon such exercise prior to such consummation, the amount of securities, cash or other property to which such Holder would actually have been entitled as a stockholder upon such consummation if such Holder had exercised this Warrant immediately prior thereto, subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the adjustments provided for in Sections 3 through 5.

          4.2.     Assumption of Obligations.  Notwithstanding anything
                   -------------------------
contained in the Warrants or in the Purchase Agreement to the contrary, the Company shall not effect any of the transactions described in clauses (a) through (d) of Section 4.1 unless, prior to the consummation thereof, each Person (other than the Company) which may be required to deliver any stock, securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (a) the obligations of the Company under this Warrant (and if the Company shall survive the consummation of such transaction, such assumption shall be in addition to, and shall not release the Company from, any continuing obligations of the Company under this Warrant), (b) the obligations of the Company under the Purchase Agreement and the Registration Rights Agreement and (c) the obligation to deliver to the Holder such shares of stock, securities, cash or property as, in accordance with the foregoing provisions of this Section 4, the Holder may be entitled to receive. Nothing in this Section 4 shall be deemed to authorize the Company to enter into any transaction not otherwise permitted by the Purchase Agreement.

          5.     OTHER DILUTIVE EVENTS.  In case any event shall occur as to
                 ---------------------
which the provisions of Section 3 or Section 4 hereof are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Holder in accordance with the essential intent and principles of such Sections, then, in each such case, the Board of Directors of the Company shall make an adjustment in the application of such provisions, in accordance

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CUSIP No. 98155G101                 13D                    Page 62 of 70 Pages

with such essential intent and principles, so as to preserve, without dilution, the purchase rights represented by this Warrant.

          6.     NO DILUTION OR IMPAIRMENT.  The Company shall not, by
                 -------------------------
amendment of its certificate of incorporation or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be reasonably necessary or appropriate in order to protect the rights of the Holder of this Warrant against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) shall not permit the par value of any shares of stock receivable upon the exercise of this Warrant to exceed the amount payable therefor upon such exercise, (b) shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock, free from all taxes, liens, security interests, encumbrances, preemptive rights and charges on the exercise of the Warrants from time to time outstanding, (c) shall not take any action which results in any adjustment of the Purchase Price if the total number of shares of Common Stock (or Other Securities) issuable after the action upon the exercise of all of the Warrants would exceed the total number of shares of Common Stock (or Other Securities) then authorized by the Company's certificate of incorporation and available for the purpose of issue upon such exercise, and (d) shall not issue any capital stock of any class which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding-up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value or a sum determined by reference to a formula based on a published index of interest rates, an interest rate publicly announced by a financial institution or a similar indicator of interest rates in respect of participation in dividends and to a fixed sum or percentage of par value in any such distribution of assets.

          7.     CERTIFICATE AS TO ADJUSTMENTS.  In each case of any
                 -----------------------------
adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable upon the exercise of this Warrant, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate, signed by the Chairman of the Board, President or one of the Vice Presidents of the Company, and by the Chief Financial Officer, the Treasurer or one of the Assistant Treasurers of the Company, setting forth such adjustment or readjustment and showing in reasonable detail the method of calculation thereof and the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued, (b) the number of shares of Common Stock outstanding or deemed to be outstanding, and
(c) the Purchase Price in effect immediately prior to such issue or sale and as adjusted and readjusted (if required by Section 3) on account thereof. The Company shall forthwith mail a copy of each such certificate to each holder of

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a Warrant and shall, upon the written request at any time of any holder of a
Warrant, furnish to such holder a like certificate. The Company shall also keep copies of all such certificates at its principal office and shall cause the same to be available for inspection at such office during normal business hours by any holder of a Warrant or any prospective purchaser of a Warrant designated by the holder thereof. The Company shall, upon the request in writing of the Holder (at the Company's expense), retain independent public accountants of recognized national standing selected by the Board of Directors of the Company to make any computation required in connection with adjustments under this Warrant, and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment, which shall be binding on the Holder and the Company.

          8.     NOTICES OF CORPORATE ACTION.  In the event of:
                 ---------------------------

          (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

          (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any consolidation or merger involving the Company and any other Person, any transaction or series of transactions in which more than 50% of the voting securities of the Company are transferred to another Person, or any transfer, sale or other disposition of all or substantially all the assets of the Company to any other Person, or

          (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

the Company shall mail to each holder of a Warrant a notice specifying (i) the date or expected date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right, and (ii) the date or expected date on which any such reorganization, reclassification, recapitalization, consolidation, merger, transfer, sale, disposition, dissolution, liquidation or winding-up is to take place and the time, if any such time is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for the securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least 20 days prior to the date therein specified.

          9.     REGISTRATION OF COMMON STOCK.  If any shares of Common Stock
                 ----------------------------
required to be reserved for purposes of exercise of this Warrant require registration with or approval of any governmental authority under any federal or state law (other than the Securities Act and any State blue sky law) before

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CUSIP No. 98155G101                 13D                    Page 64 of 70 Pages

such shares may be issued upon exercise, the Company shall, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. At any such time as Common Stock is listed on any national securities exchange or trade market, the Company shall, at its expense, obtain promptly and maintain the approval for listing on each such exchange or trade market, upon official notice of issuance, the shares of Common Stock issuable upon exercise of the then outstanding Warrants; and the Company shall also list on such national securities exchange or trade market, shall register under the Exchange Act and shall maintain such listing of, any Other Securities that at any time are issuable upon exercise of the Warrants, if and at the time that any securities of the same class shall be listed on such national securities exchange or trade market by the Company.

          10.    RESERVATION OF STOCK, ETC.  The Company shall at all times
                 --------------------------
reserve and keep available, solely for issuance and delivery upon exercise of the Warrants, the number of shares of Common Stock (or Other Securities) from time to time issuable upon exercise of all Warrants at the time outstanding and otherwise in accordance with the terms of the Purchase Agreement. All shares of Common Stock (or Other Securities) issuable upon exercise of any Warrants shall be duly authorized and, when issued upon such exercise, shall be validly issued and, in the case of shares, fully paid and nonassessable with no liability on the part of the holders thereof, and, in the case of all securities, shall be free from all taxes, liens, security interests, encumbrances, preemptive rights and charges. The transfer agent for the Common Stock, which may be the Company (the "Transfer Agent"), and every subsequent Transfer Agent for any shares of the Company's capital stock issuable upon the exercise of any of the purchase rights represented by this Warrant, are hereby irrevocably authorized and directed at all times until the Expiration Date to reserve such number of authorized and unissued shares as shall be requisite for such purpose. The Company shall keep copies of this Warrant on file with the Transfer Agent for the Common Stock and with every subsequent Transfer Agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by this Warrant. The Company shall supply such Transfer Agent with duly executed stock certificates for such purpose. All Warrant Certificates surrendered upon the exercise of the rights thereby evidenced shall be canceled, and such canceled Warrants shall constitute sufficient evidence of the number of shares of stock which have been issued upon the exercise of such Warrants.
Subsequent to the Expiration Date, no shares of stock need be reserved in respect of any unexercised Warrant.

          11.    REGISTRATION AND TRANSFER OF WARRANTS, ETC.
                 -------------------------------------------

          11.1.  Warrant Register; Ownership of Warrants.  Each Warrant issued
                 ---------------------------------------
by the Company shall be numbered and shall be registered in a warrant register (the "Warrant Register") as it is issued and transferred, which Warrant Register shall be maintained by the Company at its principal office or, at the Company's election and expense, by a Warrant Agent or the Company's transfer agent. The Company shall be entitled to treat the registered Holder of any

CUSIP No. 98155G101                 13D                    Page 65 of 70 Pages

Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other Person, and shall not be affected by any notice to the contrary, except that, if and when any Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer thereof as the owner of such Warrant for all purposes. A Warrant, if properly assigned, may be exercised by a new holder without a new Warrant first having been issued.

          11.2.  Transfer of Warrants.  This Warrant and all rights hereunder
                 --------------------
are transferable in whole or in part, without charge to the Holder hereof, upon surrender of this Warrant with a properly executed Form of Assignment attached hereto as Exhibit B at the principal office of the Company (or such other office or agency of the Company as it may in writing designate to the Holder). Upon any partial transfer, the Company shall at its expense issue and deliver to the Holder a new Warrant of like tenor, in the name of the Holder, which shall be exercisable for such number of shares of Common Stock with respect to which rights under this Warrant were not so transferred and to the transferee a new Warrant of like tenor, in the name of the transferee, which shall be exercisable for such number of shares of Common Stock with respect to which rights under this Warrant were so transferred.

          11.3.  Replacement of Warrants.  On receipt by the Company of
                 -----------------------
evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender of such Warrant to the Company at its principal office and cancellation thereof, the Company at its expense shall execute and deliver, in lieu thereof, a new Warrant of like tenor.

          11.4.  Adjustments To Purchase Price and Number of Shares.
                 --------------------------------------------------
Notwithstanding any adjustment in the Purchase Price or in the number or kind of shares of Common Stock purchasable upon exercise of this Warrant, any Warrant theretofore or thereafter issued may continue to express the same number and kind of shares of Common Stock as are stated in this Warrant, as initially issued.

          11.5.  Fractional Shares.  Notwithstanding any adjustment pursuant
                 -----------------
to Section 3 in the number of shares of Common Stock covered by this Warrant or any other provision of this Warrant, the Company shall not be required to issue fractions of shares upon exercise of this Warrant or to distribute certificates which evidence fractional shares. In lieu of fractional shares, the Company shall make payment to the Holder, at the time of exercise of this Warrant as herein provided, in an amount in cash equal to such fraction multiplied by the Current Market Price of a share of Common Stock on the date of Warrant exercise.

CUSIP No. 98155G101                 13D                    Page 66 of 70 Pages

          12.     REMEDIES; SPECIFIC PERFORMANCE.  The Company stipulates that
                  ------------------------------
there would be no adequate remedy at law to the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant and accordingly, the Company agrees that, in addition to any other remedy to which the Holder may be entitled at law or in equity, the Holder shall be entitled to seek to compel specific performance of the obligations of the Company under this Warrant, without the posting of any bond, in accordance with the terms and conditions of this Warrant in any court of the United States or any State thereof having jurisdiction. Except as otherwise provided by law, a delay or omission by the Holder hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

          13.     NO RIGHTS OR LIABILITIES AS SHAREHOLDER.  Nothing contained
                  ---------------------------------------
in this Warrant shall be construed as conferring upon the Holder hereof any rights as a stockholder of the Company or as imposing any obligation on the Holder to purchase any securities or as imposing any liabilities on the Holder as a stockholder of the Company, whether such obligation or liabilities are asserted by the Company or by creditors of the Company.

          14.     NOTICES.  Any notices, consents, waivers or other
                  -------
communications required or permitted to be given hereunder must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, (iii) three days after being sent by U.S. certified mail, return receipt requested, or (iv) one day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

          If to the Company:

               Worldtalk Communications Corporation
               5155 Old Ironsides Drive
               Santa Clara, CA  95054
               Telephone:  (650) 567-1500
               Facsimile:  (650) 567-5122
               Attention:  Chief Executive Officer and Chief Financial Officer

          If to a Holder, to its address and facsimile number on the register maintained by the Company. Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Notwithstanding the foregoing, the exercise of any Warrant shall be effective in the manner provided in Section 2.

          15.     AMENDMENTS.  This Warrant contains the entire agreement
                  ----------
regarding its subject matter. This Warrant and any term hereof may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, except by written

CUSIP No. 98155G101                 13D                    Page 67 of 70 Pages

instrument duly executed by the party against which enforcement of such amendment, modification, supplement, termination or consent to departure is sought.

          16.     DESCRIPTIVE HEADINGS, ETC. The headings in this Warrant are
                  --------------------------
for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Warrant otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; and (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Warrant shall refer to this Warrant as a whole and not to any particular provision of this Warrant, and Section and paragraph references are to the Sections and paragraphs of this Warrant unless otherwise specified.

          17.     GOVERNING LAW.  This Warrant shall be governed by, and
                  -------------
construed in accordance with, the laws of the State of California (without giving effect to the conflict of laws principles thereof).

          18.     REGISTRATION RIGHTS AGREEMENT.  The shares of Common Stock
                  -----------------------------
(and Other Securities) issuable upon exercise of this Warrant (or upon conversion of any shares of Common Stock issued upon such exercise) shall constitute Registrable Securities (as such term is defined in the Registration Rights Agreement). Each holder of this Warrant shall be entitled to all of the benefits afforded to a holder of any such Registrable Securities under the Registration Rights Agreement and such holder, by its acceptance of this Warrant, agrees to be bound by and to comply with the terms and conditions of the Registration Rights Agreement applicable to such holder as a holder of such Registrable Securities.

                                         WORLDTALK COMMUNICATIONS
                                           CORPORATION


                                         By:
                                            ----------------------------
                                            Name:   Bernard Harguindeguy
                                            Title:  President

CUSIP No. 98155G101                 13D                    Page 68 of 70 Pages

                                             EXHIBIT A to
                                             Common Stock Purchase Warrant
                                             -----------------------------

                                [FORM OF]
                      ELECTION TO PURCHASE SHARES
                    AND TRANSFER AGENT INSTRUCTIONS

          The undersigned hereby irrevocably elects to exercise the Warrant to
purchase      shares of Common Stock, par value $.01 per
         ----
share ("Common Stock"), of WORLDTALK COMMUNICATIONS CORPORATION (the
"Company") and hereby [makes payment of $         in consideration
                                         --------
therefor] [or] [makes payment in consideration therefor by reduction pursuant to Section 2.1(b)(ii) of the Warrant of the number of shares of Common Stock otherwise issuable to the Holder upon Warrant exercise by shares] [or] [makes payment in consideration therefor by delivery
------
of the following Common Stock Certificates of the Company pursuant to Section 2.1(b)(iii) of the Warrant, certificates of which are attached hereto for
cancellation         [list certificates by number and
             -------
amount]]. The undersigned hereby requests that certificates for such shares be issued and delivered as follows:

ISSUE TO:
         --------------------------------------------------------------------
                                 (NAME)

-----------------------------------------------------------------------------
                     (ADDRESS, INCLUDING ZIP CODE)

-----------------------------------------------------------------------------
            (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)

DELIVER TO:
           ------------------------------------------------------------------
                                 (NAME)

-----------------------------------------------------------------------------
                     (ADDRESS, INCLUDING ZIP CODE)

          If the number of shares of Common Stock purchased hereby is less than the number of shares of Common Stock covered by the Warrant, the undersigned requests that a new Warrant representing the number of shares of Common Stock not so purchased be issued and delivered as follows:

ISSUE TO:
         --------------------------------------------------------------------
                            (NAME OF HOLDER)

-----------------------------------------------------------------------------
                     (ADDRESS, INCLUDING ZIP CODE)

CUSIP No. 98155G101                 13D                    Page 69 of 70 Pages

                                             EXHIBIT A to
                                             Common Stock Purchase Warrant
                                             -----------------------------

DELIVER TO:
           ------------------------------------------------------------------
                           (NAME OF HOLDER)

-----------------------------------------------------------------------------
                    (ADDRESS, INCLUDING ZIP CODE)

Dated: _____________________                  [NAME OF HOLDER]

                                          By
                                            -------------------
                                            Name:
                                            Title:

                            , as transfer agent and registrar of the
          ------------------
Common Stock, is hereby authorized and directed to issue the above number of shares of Common Stock in the name of the above referenced entity or person and to deliver the certificates representing such shares using an overnight delivery service.

                                          WORLDTALK
                                          COMMUNICATIONS
                                            CORPORATION


                                          By:
                                             -------------------

CUSIP No. 98155G101                 13D                    Page 70 of 70 Pages

                                                    EXHIBIT B to
                                                    Common Stock Purchase
                                                    ---------------------
                                                    Warrant
                                                    -------

                       [FORM OF] ASSIGNMENT

          FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the Assignee named below all of the rights of the undersigned to purchase Common Stock, par value $.01 per share ("Common Stock") of WORLDTALK COMMUNICATIONS CORPORATION represented by the Warrant, with respect to the number of shares of Common Stock set forth below:


Name of Assignee              Address               No. of Shares
----------------              -------               -------------




and does hereby irrevocably constitute and appoint          as Attorney
                                                   --------
to make such transfer on the books of WORLDTALK COMMUNICATIONS CORPORATION maintained for that purpose, with full power of substitution in the premises.

Dated:                                  [NAME OF HOLDER]
       ----------------


                                     By
                                       ---------------------
                                       Name:
                                       Title: